Albany International Corp. PO Box 1907 Albany, NY 12201-1907 USA (1373 Broadway, Albany, NY 12204) Tel: 518 445 2225 Fax: 518 445 2250 michael.burke@albint.com www.albint.com

Michael Burke
Senior Vice President & Chief Financial Officer

February 1, 2010

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Washington, D.C.   20549

Re:
Albany International Corp. – Form 10-K for the Year Ended December 31, 2008,
Form 10-Q for quarterly periods ended in March, June and September, 2009, and
Definitive Proxy Statement on Schedule 14A  - SEC File No. 001-10026

Dear Mr. Owings:

We are pleased to respond to your letter dated December 31, 2009.  For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the filings in which they appeared, we have included in our response an illustration of how the revised disclosure would have appeared in the relevant filing.  New additions to the text are underlined.  Each illustration would also apply to any future filings in which the disclosure item is repeated.

Certain comments have asked about our materiality assessment with respect to error corrections.  At the time of each such assessment, we prepared a memorandum detailing our analysis and conclusions.  By separate letter, we are providing the Staff with a copy of each of these memoranda and are requesting confidential treatment for such memoranda, as they contain sensitive information not available in the public domain, such as income forecasts.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 14

1.	Please include a risk factor describing the risks to investors associated with Albany International being a “controlled company” pursuant to the rules of the NYSE.

Response:     We note that our current Risk Factors do include a Risk Factor that purports to address certain risks related to the fact that the Standish family is entitled to cast a majority of stockholder votes.  We would propose to supplement this disclosure in future filings by adding an additional Risk Factor to call attention to the risk posed specifically by our NYSE controlled-company status.  The two Risk Factors would read as follows:

The Standish family has a significant influence on our company and could prevent transactions that might be in the best interests of our other stockholders

As of February 23, 2009, J. Spencer Standish and related persons (including Christine L. Standish and John C. Standish, both directors of the Company) and Thomas R. Beecher, Jr., as sole trustee of trusts for the benefit of descendants of J. Spencer Standish, held in the aggregate shares entitling them to cast approximately 54.72% of the combined votes entitled to be cast by all stockholders of the Company. The Standish family has significant influence over the management and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The Standish family currently has, in the aggregate, sufficient voting power to elect all of our directors and determine the outcome of any shareholder action requiring a majority vote. This could have the effect of delaying or preventing a change in control or a merger, consolidation or other business combination at a premium price, even though it might be in the best interest of our other stockholders.

We are a “controlled company” within the meaning of the Corporate Governance Rules of the New York Stock Exchange (the “NYSE”) and qualify for, and rely on, certain exemptions from corporate governance requirements applicable to other listed companies

As a result of the greater than 50% voting power of the Standish family described above, we are a “controlled company” within the meaning of the rules of the NYSE. Therefore, we are not required to comply with certain corporate governance rules that would otherwise apply to us as a listed company on the NYSE.  Specifically, we have elected to avail ourselves of the provision exempting a controlled company from the requirement that the Board of Directors include a majority of “independent” directors (as defined by the rules of the NYSE) and the requirement that the Compensation and Governance Committees each be composed entirely of “independent” directors. Should the interests of the Standish family differ from those of other stockholders, the other stockholders would not be afforded such protections as might otherwise exist if our Board of Directors, or these Committees, were controlled by directors who were independent of the Standish family or our management.

Item 7. Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 32

2.
We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K.  Based upon our review, it appears that you do not have any off-balance sheet arrangements.  Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings.  Refer to Exchange Act Rule 12b-13.

Response:  We confirm that there were (and are) no off-balance sheet arrangements required to be disclosed.  In future Form 10-K filings, if still true, we will include a separately-captioned section in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) indicating that there are no off-balance sheet arrangements that are required to be disclosed.  Presented below is an illustration of the disclosure that we would expect to include in our Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), which would directly precede the tabular disclosure of contractual obligations [Item 303(a)(5)]:

Off-balance sheet arrangements:

The Company has no off-balance sheet arrangements required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

Non-GAAP Measures, page 56

3.
We note your presentation of the non-GAAP measure EBITDA and that you calculate EBITDA by adding the goodwill impairment charge, net interest expense, income taxes, depreciation and amortization to net income.  We have the following comments:

•	Please consider re-naming your non-GAAP measure since EBITDA is generally defined as earnings before interest, taxes, depreciation and amortization.

Response: We understand your concern regarding our use of a non-GAAP disclosure (EBITDA excluding goodwill impairment charge). We confirm that, in future filings, if we use EBITDA excluding goodwill impairment charges as a non-GAAP measure, we will use a term other than “EBITDA” to refer to this measure.  We note that, in our quarterly reports for the quarters ending June 30, 2009 and September 30, 2009, we modified the name of our non-GAAP metric to “Adjusted EBITDA”, and it is our present intention to use that disclosure in our 2009 Form 10-K.  This non-GAAP measure includes adjustments to EBITDA in addition to goodwill impairment charges, as explained in the relevant filings, as well as in our response to comment 19 below.

•
It appears that you use your non-GAAP measure EBITDA solely as a performance measure.  Either confirm this to us or clearly disclose that you use this measure as a performance and liquidity measure and provide the proper liquidity reconciliation and disclosures required by Item 10(e) of Regulation S-K.

Response: We confirm to you that our use of non-GAAP EBITDA metrics has been solely for performance measurement.  If this should change in future filings, we will modify our disclosure as you suggest.

4.           We note your presentation of segment operating income/(loss) excluding the goodwill charge and your presentation of this measure in table 2 of page 36.  To the extent that you continue to include this measure in your filing, please clearly label table 2 as being a non-GAAP measure and include a cross-reference to your non-GAAP disclosures presented on page 56.

Response:  We understand your comment regarding the presentation of tables that include non-GAAP data and, in cases where we present such data in future filings, we will label the information as being non-GAAP.  Presented below, for illustrative purposes, is a modification of Table 2, which was included in the MD&A section of our 2008 Form 10-K.

Following is a table of operating income by segment:

Table 2 (includes non-GAAP data; see “Non-GAAP Measures”)

Financial Statements, page 59

Notes to Consolidated Financial Statements, page 65

1.	Accounting Policies, page 65

5.
Please tell us and disclose in future filings your accounting policies for measuring and recording restructuring-related charges including, but not limited to, employee severance, contract termination costs, and costs to consolidate or close facilities and relocate employees.

Response:  The timing and measurement of restructuring-related charges depend on the nature of the item.  In future 10-K filings, we will include in our summary of significant accounting policies a description of our policies for restructuring costs, as presented below:

Restructuring expenses:
The Company may incur expenses related to restructuring of its operations, which could include employee termination costs, costs to consolidate or close facilities, or costs to terminate contractual relationships.  Employee termination costs include the severance pay and social costs for periods after employee service is completed.  Termination costs related to an ongoing benefit arrangement are recognized when the amount becomes probable and estimable.  Termination costs related to a one-time benefit arrangement are recognized at the communication date to employees. Costs related to contract termination, relocation of employees, and the consolidation or the closure of facilities are recognized when incurred.

Inventories, page 66

6.
You state on page 51 that you establish general inventory reserves based on percentage write-downs applied to aged inventories and for inventories that are slow-moving.  Please confirm to us that these general reserves are relieved through income only when the inventory is sold and not based on changes in management judgment.

Response: We confirm to you that general reserves for aged inventory are relieved through income only when the inventory is sold.

2.	Revisions to Prior Balance Sheet, page 73

7.
We note you corrected for errors in the reconciliation of your deferred tax, income tax payable, and accounts payable balance sheet accounts under guidance in SAB 108.  Please describe these errors to us, including how they were discovered, the nature of the errors (e.g. manual journal entries), and how they affected your internal controls over financial reporting and disclosure controls and procedures.  We note your disclosure in this Form-10K and in each of your Forms 10-Q during 2008 that there were no changes in internal controls over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  In light of these error corrections, please tell us why there were no changes in your internal controls over financial reporting.

Response:  A memorandum which describes the errors, assesses materiality in accordance with SAB 108, and discusses the impact on internal control over financial reporting, is included with the previously described separate letter to the Staff, in which we have requested confidential treatment.  In summary, the errors that were reported as a revision to retained earnings in our 2008 Form 10-K were differences between recorded balances for these balance sheet items and supporting detail.  In 2004, during the performance of our standard balance sheet reconciliation control, we identified that our reported deferred taxes did not reconcile to supporting schedules and made efforts to resolve the differences. At the time, we determined that the unreconciled differences were approximately $2,000,000 to $3,000,000 and related to balance sheet reclassifications; we did not consider this to be material.  We made this determination after consideration of the operation of our other controls over the tax provision and tax accounts, including the tax rate reconciliation process.  Our existing controls  appropriately identified the unreconciled items.  As a result of the operation of our income tax account control procedures in the fourth quarter of 2008, we concluded that our other income tax balance sheet accounts were appropriately stated and that unreconciled differences should have been recorded in the income statement in prior years.  In the course of that analysis, we also discovered errors in certain corporate standard journal entries.  We then examined whether any of the adjustments could have affected the income statement in any of the five years included in Item 6 – Selected Financial Data.  We found some items that would have affected income in 2004, 2005 and 2007, but the effect in each year was less than $600,000 and we concluded that the effect on those years was immaterial.  Accordingly, the entire difference was reported as a revision to beginning retained earnings.

We evaluated our controls during the years 2004-2008, including those related to tie-out procedures of the year-end tax provision.  We concluded that a control deficiency existed in the operating effectiveness of our deferred tax account reconciliation control.  Due to the increase in the magnitude of the adjustment, in 2008 we concluded that the deferred tax account reconciliation control (i.e., identified unreconciled differences were not resolved timely) and the control over review of corporate standard journal entries  (i.e., certain entries were not reviewed appropriately) were significant deficiencies, since they merited the attention of those responsible for oversight of our financial reporting.  We concluded that these deficiencies did not constitute a material weakness either individually or in the aggregate in light of our judgment that there was not a reasonable possibility that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis.

We believe that the process to dispose of the unreconciled differences, including the remediation of the control deficiencies described above, did not constitute a change that materially affected, or was reasonably likely to materially affect, our internal controls over financial reporting.

Income Taxes, page 91

8.
We note that you recorded a $1,720,000 “out-of-period” tax adjustment to correct an equivalent favorable discrete tax adjustment recorded in the second quarter of 2007.  It appears that you assessed the impact of this adjustment on the current year and all prior periods and determined that recording the error during 2008 did not materially misstate that year’s financial statements or result in your previously issued annual or quarterly financial statements being materially misstated.  We have the following comments regarding this error correction:

•	Please clearly label the adjustment as an error.

Response:  In future filings, we will label the adjustment as an error.

•	Please tell us how and when you discovered this error.

Response:  The nature of the item was a complex income tax matter which dealt with a unique aspect of Swiss statutory and tax law (i.e., recognition of impairment in subsidiaries before an actual realization event). The issue first arose in the second quarter of 2007, and in that period, we concluded that it was appropriate to record a deferred tax asset of $1.7 million.  In the third quarter of 2008, we performed a similar analysis for the statutory report of the subsequent year.  At that time, it was determined that the technical basis for the conclusion in the second quarter of 2007 was not correct. Accordingly, in the third quarter of 2008, we reversed the deferred tax asset recorded in the second quarter of 2007, and we described the correction in our filings as an “out-of-period adjustment to correct an equivalent favorable discrete tax adjustment recorded in the second quarter of 2007”.

•
Please tell us whether you assessed materiality of this error to the 2008 quarterly period in which you recorded the error and to the 2007 quarterly period for which the error relates.  If you did not assess materiality on a quarterly basis, tell us why you believe an assessment is not required.  If you assessed materiality, please provide us with your quantitative and qualitative analysis and tell us why you believe your treatment was appropriate.

Response: As part of our closing and reporting process for the third quarter of 2008, we prepared a memorandum which summarized our materiality considerations relating to the relevant 2007 and 2008 quarterly periods (SAB 99 memorandum).  As noted previously, that memorandum is being provided to the Staff under separate letter requesting confidential treatment. While we understand your comment specifically requests consideration of the effect on our quarterly results, in our evaluation for the 2008 quarterly period we used annual income forecasts in our quantitative evaluation of  the errors, based on the guidance in paragraph 29 of APB 28.  That guidance states: "In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings."  The table below shows the impact of the errors in the appropriate quarterly periods, as well as the amounts of pretax income, income tax expense and net income for each of the quarterly periods in 2007 and 2008.  As is shown on the table below, the original error in 2007 and the correction of the error in 2008 did not impact the trend of our income during the year.  From a qualitative perspective, we note that in our quarterly reports and commentary, we identified the item as being a discrete tax adjustment, and we reported its effect on income for the periods affected.

17.  Stock Options and Incentive Plans, page 114

9.
We note that all of your stock options are fully vested as of year end.  We also note your disclosure that as of December 31, 2008 you have unrecognized compensation cost related to stock options grants and that you expect to recognize approximately $170,000 per year from 2009 to 2017.  Please tell us why you will continue to have compensation cost related to stock option grants considering all of your stock options are fully vested.

Response:   As of December 31, 2008, all of the Company’s service-based awards were fully vested.  Until August 2009, we had one option grant of 250,000 shares that was based on market conditions, whereas all other options vested over a five-year period.  The 250,000 share option had been granted in 1997 and we were amortizing stock option expense over a 20 year period.  The option was canceled in August 2009, and no additional stock option expense has been, or will be, recorded.

Item 9A.  Controls and Procedures, page 120

Management’s Report on Internal Control over Financial Reporting, page 121

10.	Please include the disclosure required by Item 308(a) (4) of Regulation S-K.

Response:  We confirm to you that future filings will include a statement in the Company’s Item 9A disclosure indicating that the effectiveness of the Company's internal control over financial reporting as of the annual period reported has been audited by the Company’s independent registered public accounting firm, as stated in their report included in such filing.

11.
We note your statement that “management concluded that, as of December 31, 2008, the company’s internal control over financial reporting is effective at a reasonable level based on those criteria.”  Please supplementally confirm that you intended to state that the company’s internal control over financial reporting was effective “at a reasonable assurance level” (emphasis added).  If that is correct, please also confirm that you will make this change in future filings.

Response:  We confirm to you that we intended to state that the Company’s internal control over financial reporting was effective at a reasonable assurance level.  Presented below is the form of Management’s Report on Internal Controls over Financial Reporting that we would expect to include in our 2009 Form 10-K.

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934.  The Company’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management of the Company assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on that assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective at a reasonable assurance level based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Exhibit 31

12.
In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K.  In this regard, we note that you refer to “annual report” instead of “report” and that you omitted the parenthetical in paragraph 5.  This comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2009, Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2009 and Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2009.  Also with respect to those quarterly reports, we note that you omitted the parenthetical in paragraph 4(d).  Please note these are examples only.

Response: We confirm that, in future filings, we will make the required changes to the language of the certifications, so that they are identical to the language contained in Item 601(b)(31) of Regulation S-K.

Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended June 30, 2009

Quarterly Report on Form 10-Q for the Fiscal Period Ended September 30, 2009

Item 4. Controls and Procedures

13.
We note your response dated May 30, 2008 to comment 16 of our letter dated May 5, 2008, where you indicate that you will comply with our comment.  We also note the conclusion of management that your disclosure controls and procedures “are effective for ensuring that information required to be disclosed…is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.”  We further note that, while you stated that your disclosure controls and procedures include “controls and procedures designed to ensure that information required to be disclosed…is accumulated and communicated to the Company’s management,” you have not stated management’s conclusion as to the effectiveness of your disclosure controls and procedures for this purpose.  Please confirm that, in future filings, you will comply with our comment by revising your disclosure to state, if true, that management determined that your disclosure controls and procedures are effective for ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that information required to be disclosed is accumulated and communicated to your management.

Response:  In future filings, we will conform our disclosure under Part 1, Item 4 to the requirements and will include management’s conclusions regarding the effectiveness of disclosure controls and procedures.

Form 10-Q for the Quarterly Period Ended September 30, 2009

6. Discontinued Operations, page 11

14.
We note the sale of your Filtration Technologies business in July 2008. We also note that during the nine months ended September 30, 2009 you recorded a charge of $10,000,000 representing a purchase price adjustment that was paid during the third quarter of 2009, and that the charge resulted from an agreement for the return of a portion of the original $45,000,000 purchase price in exchange for a release of certain future claims under the related sale agreement.  Please tell us the terms of the agreement that resulted in a return of $10,000,000 and describe the future claims that were released.  Also, please tell us why this transaction was recorded during 2009 instead of during 2008 when the sale occurred.

Response:  The agreement pursuant to which the Filtration Technologies business was sold included representations and warranties customary for such transactions, including, among others, representations as to the accuracy of financial information relating to the business provided to the purchaser.  The agreement also contained a post-closing adjustment provision related to working capital items, including accounts receivable and payable, raw material, work-in-process and finished goods inventory.  Following the closing of the transaction in July 2008, the Company recorded a gain on the sale of $6,134,000.  The gain recorded was determined in part on the Company’s expectation that it would receive total consideration equal to the $40 million paid at closing, plus additional cash amounts after the post-closing adjustment process was concluded.  After the closing, the parties engaged in the working capital adjustment process in the manner provided in the purchase agreement.  During this process, it became clear that the parties disagreed as to the correct value of various working capital items as of the closing date.  Also during this process, the purchaser asserted that, if its position regarding the value of these working capital items were correct, it would have a negative impact on the inherent profitability of the business and, therefore, on the value of the business purchased.  The purchaser also asserted that its position, if correct, would mean that certain representations and warranties made by the Company in the purchase agreement as to the accuracy of financial information (including the reported values of various working capital items), and perhaps other representations, had been inaccurate when made, for which the purchaser would be entitled to indemnification under the terms of the purchase agreement.

At the end of this process, during the fourth quarter of 2008, the parties agreed that there would be no adjustment to the overall purchase price pursuant to the working capital adjustment mechanism, but that the purchaser would retain the right to question the impact of certain working capital items on earnings, and to retain its other rights under the purchase agreement.  The purchaser also retained the right to keep certain cash on hand at closing, which the purchase agreement had provided would be paid over to the sellers at the conclusion of the working capital adjustment process, and to assume responsibility for the replacement of certain raw material inventories that the purchaser had alleged to be defective.  (These adjustments had the net effect of reducing the Company’s reported gain in the fourth quarter of 2008, as noted below in the response to item 15.)  Thereafter, over a period of several months, the purchaser continued to assert its position, without initiating any formal claim process or making any overt threat of litigation.  In June of 2009, the Company proposed to return a portion of the purchase price, in exchange for a broad release of any future claims under the purchase agreement or related to the business, including claims of breach of representations or warranties, related indemnity obligations and certain other post-closing obligations of the Company related to the business.  After additional discussion, the parties specifically agreed that the Company, without admitting liability, would return $10 million of the original $45 million purchase price.  In exchange, the Company would be released from, among other things:  (a) any claim for breach of representations and warranties relating to the accuracy of financial information provided to the purchaser (including information relating to the condition and value of accounts receivable and inventories), the condition of transferred assets, possession of licenses and permits, existence and status of contracts and compliance therewith, and the accuracy and completeness of information relating to customers, employees and customer relations, (b) any claim for breach of certain covenants of the sellers relating to pre-closing matters (including, among other things, covenants relating to preservation of the value of the business and assets until closing, the transfer of employees, contracts and software licenses, and other transition services and interim pre-closing support), and (c) any claim for breach of obligations of the

Company under certain ancillary agreements pursuant to which the Company was obligated to provide post-closing services.  In addition, the purchaser agreed explicitly to assume the Company’s obligations under certain licensing agreements that the purchaser had disputed after the closing.  The settlement agreement also memorialized the intention of the parties to treat any consideration paid to the purchaser in respect of any indemnity or breach of warranty under the purchase agreement as an adjustment of the purchase price for the business.

The $10 million charge was recorded in the second quarter of 2009, which was the accounting period during which the likelihood of an unfavorable outcome became probable and estimable.  While the Company believed (and believes) that its position was correct, in the second quarter of 2009 it determined that the lack of direct access to the books, records and employees of the sold business would make it difficult to defend its position.  The Company at that time determined that it would be more prudent to eliminate any uncertainty, preserve the balance of the sale proceeds, and avoid potential, significant costs of arbitration by attempting to resolve the issue, and extended the above-described offer to adjust the purchase price, leading to the decision to record the $10 million charge.

15.
Although you state here that the sale of your Filtration Technologies business resulted in a pre-tax gain of $6,134,000, page 90 of your Form 10-K for the year ended December 31, 2008 states that the pre-tax gain was $5,413,000.  Please explain this discrepancy.

Response:  In the third quarter of 2009, our Discontinued Operations footnote disclosure included a reference to a gain on sale of $6,134,000 that had been recognized in the third quarter of 2008, which is the gain we reported when the sale was completed in the third quarter of 2008.  In the fourth quarter of 2008, the Company and the purchaser engaged in the working capital post-closing adjustment process discussed above in the response to item 14.  At the conclusion of this process the parties agreed to the resolution described in the above response, which had the effect of reducing our gain to $5,413,000 by year end 2008.

7. Income Taxes, page 12

16.
We note your discussion at the top of page 13 that you resolved certain matters primarily pertaining to the integration of the convertible notes and associated hedge that resulted in the recognition of prior year tax benefits and a deferred tax asset, and that the resolution of these matters resulted in an increase to additional-paid-in-capital of $19,658,000.  Please describe the matters that were resolved and tell us why the resolution resulted in an increase to additional-paid-in-capital.  Please also tell us the basis in GAAP for your accounting treatment.

Response:   In March of 2006, the Company issued $180 million principal amount of 2.25% convertible bonds.  In connection with the bond offering the Company entered into the associated hedge with respect to its Class A common stock at a cost of $47,687,874.  The Company elected for tax purposes to integrate the convertible bonds and the hedge into a single synthetic debt instrument in accordance with the rules under Income Tax Regulation §1.1275-6.  The integration allows for the Company to deduct the full cost of the hedge on its income tax returns over the expected life of the bond.

The Company concluded that it was more likely than not that the integration of the bond and hedge would be sustained under audit by the taxing authorities.  However, there was some risk that the taxing authorities could assert that the Company did not satisfy the identification requirements of Income Tax Regulation §1.1275-6(e) on or before the date that it entered into the hedge.  As a result, the Company did not recognize any tax benefits associated with the hedge in its financial statements for 2006.  In subsequent years, tax reserves equivalent to the full amount of the tax benefits claimed on the Company’s annual income tax returns were established.

During the second quarter of 2009, the tax authorities concluded their income tax audit of the 2006 tax return.  The authorities specifically reviewed the integration of the instruments in detail and all deductions related to the hedge that were recognized on the tax return were sustained.  The resolution of this matter resulted in the recognition of prior-year tax benefits and a deferred tax asset equivalent to the tax benefits to be recognized on future income tax returns.

We applied the guidance in ASC 740-20-45-11 paragraph c.  The costs incurred to purchase the hedge were treated as expenditures associated with the issuance of capital stock and, as such, were recorded in contributed capital.  Accordingly, the tax benefits associated with the hedge were recognized through additional paid-in capital.

10. Goodwill and Other Intangible Assets, page 17

17.
We note your discussion at the top of page 18 regarding an “out-of-period” charge of $1,011,000 pertaining to the write off of contracts with your former customer Eclipse Aviation. We further note from your Form 10-K for the year ended December 31, 2008 that Eclipse Aviation declared bankruptcy in 2008 causing you to record related charges in 2008 for accounts receivable and inventories.  We also note on page 12 that you recorded an “out-of-period” expense of $534,000 to correct a deferred tax asset balance error that originated in a prior year.  For both of these “out-of-period” charges, you state that you assessed the individual and aggregate impact of these adjustments on the current year and all prior periods and determined that the cumulative effect of the adjustments was not material to the full year 2009 and did not result in a material misstatement to any previously issued annual or quarterly financial statements.  Similar to comment #8 above, we have the following comments regarding both of these charges:

•	Please clearly label these adjustments as errors.

Response: In future filings, we will clearly label these items as errors.

•	Please tell us how and when you discovered these errors.

Response:  The items were discovered as follows:

-
Correction of Eclipse intangible – During the closing for third quarter of 2009, in reviewing the intangible asset detail we discovered that a portion of the unamortized balance of intangible assets related to Eclipse Aviation.  At the time of the initial write-off of assets related to Eclipse, we failed to identify an intangible asset related to our customer relationship with Eclipse. We have since investigated other intangible assets to confirm that no other write-offs were needed.

-
Correction of deferred tax item -  the nature of this correction was a mathematical error in the calculation of the retained earnings revision that is discussed in comment number 7 above. The item was identified in the third quarter of 2009 during the completion of the U.S. tax returns, during which we re-checked all U.S. deferred tax balances.  If we had identified this item in the fourth quarter of 2008, it would have been included in the retained earnings revision.  While the item did not relate to 2009, we concluded that the most appropriate disposition was to charge the item to tax expense in the period that the error was discovered.

•
Please tell us whether you assessed materiality of these errors for the three months ended September 30, 2009.  If you did not assess materiality for the three months ended September 30, 2009, tell us why you do not believe an assessment is required.  If you assessed materiality, please provide us with your quantitative and qualitative analysis and tell us why you believe restatement is not required.

Response:  As part of our closing and reporting process for the third quarter of 2009, we prepared a memorandum which summarized our materiality considerations (SAB 99 memorandum) for the relevant period.  As noted previously, that memorandum is being provided to the Staff under separate letter requesting confidential treatment.

•
Considering the out-of-period error corrections recorded during the period, and in light of the error corrections you recorded in recent prior years, please clarify whether any material weaknesses in internal control over financial reporting were identified during the fiscal year ended December 31, 2008 or the quarterly period ended September 30, 2009.  If so, please confirm that you remediated these material weaknesses by the end of the respective periods.

Response:  To assess the magnitude of the error, quantitative and qualitative factors surrounding the adjustments were analyzed and documented in the SAB 99 memorandum referred to above. As also documented in that memorandum, we have determined that we did not have a material weakness in internal control over financial reporting.   Although not included in the above memorandum, the errors and related control deficiencies were discussed with the Audit Committee and internal counsel.

The controls we evaluated were the balance sheet account reconciliations for intangible assets and deferred taxes.  We note that the tax adjustment related  to a portion of the larger tax adjustment that was recorded at December 31, 2008 as a revision to retained earnings in our 2008 Form 10-K.  We did not consider the related control deficiencies to reach the severity of a material weakness at any point in time (see comment 7).  The intangible asset relates to a specific customer-related asset in one division of the Company and there are no other such intangible assets, therefore we determined that there was not a reasonable possibility that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis (i.e., there was not a material weakness).

•
Considering the number of error correction recorded in recent periods, please show us what your historical financial statements would have looked like had you retroactively applied all of your error corrections to the annual periods presented in your December 31, 2008 Form 10-K and to your 2009 quarterly financial statements.  Please ensure that your response indicates how operating income, pre-tax income, net income, and the three cash flow category subtotals would have changed.

Response:  The table below illustrates how our historical financial statements would have appeared if we had retroactively applied all of the corrections to annual periods in our 2008 Form 10-K and our quarterly report on Form 10-Q as of September 30, 2009.  To assess the errors included in the Form 10-Q for the third quarter of 2009, we considered the guidance in paragraph 29 of APB 28.  That guidance states: "In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings." However, as requested in your comment, we have illustrated in the following table, the effect of the errors for the three quarterly periods of 2009 based on amounts reported in that period. (Note also that in our response to Comment 8, we have included a table which shows the impact on earnings for each of the quarterly periods in 2007 and 2008.)  As is demonstrated in the table, there is no impact to trends of earnings, including operating income, pretax income, and net income.  Our calculations and assessment of materiality are detailed in our SAB 99 memorandum. As noted previously, that memorandum is being provided to the Staff under separate letter requesting confidential treatment.

•
We note on page 56 that no changes in your internal control over financial reporting occurred during this quarter.  Please tell us how you considered these errors when assessing changes in your internal controls over financial reporting.

Response:  Our key controls, such as account reconciliations, checklists for closing activities, and review and approval of transactions, did not change during this period of time.  Each of these errors was considered to result from a control deficiency which,  as described above, was determined not to be material weaknesses in internal control over financial reporting.  Based upon our consideration of the nature, including the severity, of the items, we believe the identification and resolution of these matters did not require a change that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting.

11.  Financial Instruments, page 19

18.           We note that you entered into several agreements to exchange your 2.25% convertible senior notes for cash plus an equivalent amount of 2.25% senior notes and, in each case, simultaneously entered into additional agreements to purchase the new notes.  Citing relevant accounting guidance, please tell us how you accounted for these early extinguishments of debt. In particular, please clarify whether or not the retirements qualified as troubled debt restructurings under FASB ASC 470-60.  Please also explain in further detail how you calculated the early retirement gains and provide us with the journal entries you recorded for these transactions.  In addition, tell us whether or not any of the debt holders were related parties as defined in paragraph 850-10-20 of the FASB ASC.

Response:  In accounting for the 2009 transactions involving our convertible debt, we applied the accounting guidance in ASC 470-20-40.  The transactions did not result from creditors granting concessions to the Company, but instead were based on general market conditions, and accordingly the retirements did not qualify as troubled debt restructurings.   Additionally, we confirm that none of the debt holders was a related party.  Presented below is a summary of the transactions, which shows the calculation of the gains that we have reported:

Non-GAAP Measures, page 50

19.
We note your presentation of the non-GAAP measure adjusted EBITDA and adjusted EBITDA margin throughout your document, and that you calculate adjusted EBITDA by adding to EBITDA, costs associated with restructuring and performance improvement initiatives, and then adding or subtracting certain losses or gains.  We have the following comments:

•
Please note that Item 10(e) of Regulations S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Considering these non-GAAP measures appear to eliminate recurring items, such as restructuring and performance-improvement charges, please tell us why you believe it is appropriate to include these non-GAAP measures in your filing.

Response:  The calculation of Adjusted EBITDA included in our 10-Q for the third quarter of 2009 follows a format that is consistent with our communications with investors and analysts as we have progressed through an intensive, three-year period of restructuring.  At the outset, and throughout the course of executing the restructuring plan, we have communicated the amount and type of costs incurred, which lines of the income statement were affected, and the time frame at which various phases would be complete.  Investors and analysts have expressed to us that the presentation format, terminology, and forward-looking information has been very useful.  We have also commented on several occasions that, in periods after 2009, it was our intention that the only adjustments that would appear in our calculation of Adjusted EBITDA would be items included on the restructuring expense line in the income statement.

We note the SEC’s recently released guidance on non-GAAP disclosures (http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm) and we note that the answer to question 102.03 states that Registrants can make adjustments that they believe are appropriate, but should not label them as non-recurring, infrequent or unusual unless they meet the criteria for such characterization.  We note that we have not labeled these items as non-recurring, infrequent or unusual, and therefore believe that our presentation is consistent with such guidance.

•
Please clearly list out the certain losses or gains that you exclude from adjusted EBITDA.  We note that each table includes different adjustments and, while this is likely due to the fact that certain gains or losses only occurred during certain periods, we believe it would be useful for an investor to see a complete list of all items excluded.

Response:  In the table below, we have modified the Adjusted EBITDA table to list all adjustments.  The lines that are in bold replace the line previously reported as “performance improvement costs”.

The following tables contain the calculation of EBITDA and Adjusted EBITDA:

	Three Months ended
	September 30,		June 30,
(in thousands)	2009	2008	2009
Net (loss)/income	$(6,264)	$77	$(12,744)
Interest expense, net	4,772	5,677	6,086
Income tax (benefit)/expense	1,080	5,004	4,339
Depreciation	15,819	13,613	14,520
Amortization	2,051	2,066	2,268
EBITDA	17,458	26,437	14,469
Restructuring and other, net	20,231	6,731	33,810
Idle-capacity costs	2,623	1,020	3,099
Equipment relocation	411	3,314	1,336
SAP implementation costs	1,286	4,166	1,374
Contract termination costs	198	-	696
Underutilized capacity in new plant	-	1,866	1,053
Employee terminations not included in restructuring	-	337	-
Depreciation included in idle capacity and performance improvement costs	(231)	(727)	(919)
Gain on extinguishment of debt	(7,914)	-	(36,631)
(Gain)/loss on sale of discontinued operations	-	(5,730)	10,000
Adjusted EBITDA	$34,062	$37,414	$28,287

•
It appears that you use your non-GAAP measure EBITDA solely as a performance measure.  Either confirm this to us or clearly disclose that you use this measure as a performance and liquidity measure and provide the proper liquidity reconciliation and disclosures.

Response:  We confirm to you that our use of Adjusted EBITDA is for performance measurement purposes only.

•	Please address this comment to your press releases filed on Form 8-K.

Response:  In future reports, including press releases, we will state that Adjusted EBITDA is used for performance measurement purposes only, and we will list out the nature of all charges included in the calculation of Adjusted EBITDA.

Definitive Proxy Statement on Schedule 14A filed April 14, 2009

Compensation Discussion and Analysis, page 13

Elements of Compensation, page 15

20.
We note your indication on page 16 that the performance goals were subsequently adjusted downward to reflect the sale of the Company’s Filtration Technologies business.  Please revise your disclosure to quantify by how much the goals were adjusted.  In this regard, we note that the disclosure in Note (1) to your Grants of Plan Based Awards appears to continue to disclose unadjusted amounts.

Response:  We confirm that future filings will reflect any subsequent revisions to disclosed performance goals, and will disclose not only the nature and reason for the revisions, but will also quantify the revisions made by identifying the adjusted goals.
Applying this proposed revision to the disclosure in last year’s proxy statement would have resulted in the following language being added to the end of the first paragraph on page 16:

“The performance goal for Adjusted Net Sales from the Company’s Applied Technologies and Albany Door Systems business segments initially established for Dr. Morone and Mr. Nahl in early 2008 was subsequently reduced from $406.5 million to $362.2 million, to account for the reduction in sales resulting from the disposition of the Company’s Filtration Technologies business.  The Filtration Technologies business was part of the Applied Technologies business segment.  Similarly, the Adjusted Operating Income goal was subsequently reduced from $109.1 million to $103.3 million to reflect the lost income otherwise expected to have been generated by the Filtration Technologies business.”

In addition, the parenthetical comment addressing the reduction due to the sale of the Filtration Technologies business that appears in Note (1) to the table “Grants of Plan Based Awards” would have been revised to read as follows :

“(These levels were subsequently reduced to reflect the sale of the Company’s filtration systems business in June 2008.  The consequences of these adjustments were to reduce the threshold, target and maximum levels of the performance conditions for Adjusted Net Sales from the Company’s Applied Technologies and Albany Door Systems business segments to $253.4 million, $362.2 million and $434.6 million, respectively; and for Adjusted Operating Income to $50.5 million, $103.3 million and $139.7 million, respectively.)”

*    *    *

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Michael K. Burke

Michael K. Burke
Senior Vice President
and Chief Financial Officer